Exhibit 4(o)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY  •  {P. O. BOX 10648  •  BIRMINGHAM,  ALABAMA  35202-0648}

CONTRACT VALUE ANNUAL BONUS ENDORSEMENT

We are amending the Contract to which this endorsement is attached by adding the following statement and provisions:

Bonus - This Contract provides a Bonus shown on the Schedule page. The Bonus will be credited by us in a nondiscriminatory manner and consistent with New York law.

Annual Bonus - Beginning on the { Mth } Contract Anniversary and continuing up to the Annuity Commencement Date while the Contract remains in force, we will calculate an Annual Bonus and add that amount to the Contract Value. The Annual Bonus is calculated as of the end of the Valuation Period that includes the Contract Anniversary.

Calculating the Annual Bonus - We calculate the Annual Bonus by multiplying the Contract Value as of the Contract Anniversary for which the bonus is being calculated by the Annual Bonus rate for that Contract Anniversary as shown on your Schedule.

Applying the Annual Bonus - We will add the Annual Bonus as of the Valuation Period immediately following the Valuation Period during which it was calculated. We will apply the bonus to the Contract according to the Purchase Payment allocation instructions in effect on that date, but the Annual Bonus will not be considered a Purchase Payment for any purpose.

Signed for the Company and made a part of the Contract as of the Effective Date.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

{ Secretary }